ABN 46 008 583 542

Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

06017002

SUPPL

11 September 2006

MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited,

as at 8th September 2006, was 0.19%.

Yours faithfully

Dennis Leong
Company Secretary

dw 9/21

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	24 July 2006 but 20 March 2006 re Macquarie Infrastructure Group ("MIG") stapled securities

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bayete Pty Limited is the trustee of the Kirby Superannuation Fund, of which Peter Kirby is a beneficiary.
Date of change	15 August 2006
No. of securities held prior to change	• 102,820 MIG stapled securities held directly by Peter Kirby; and • 14,791 MIG stapled securities held by Bayete Pty Limited.
Class	MIG stapled securities
Number acquired	4,257 MIG stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.656754 per MIG stapled security

G:\CAG\COS\DLeong\BRD\ASX notices\KIRBY\pmk13092006.doc

+ See chapter 19 for defined terms.

No. of securities held after change	• 107,077 MIG stapled securities held directly by Peter Kirby; and • 14,791 MIG stapled securities held by Bayete Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquired via Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

13 September 2006

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

File Number: 82-34740

ASX/Media Release

MACQUARIE BANK

MACQUARIE BANK ISSUES SUBORDINATED NOTES

7 September 2006 - Macquarie Bank Limited ('Macquarie') announced today it had priced a GBP200 million Subordinated Eurobond issue.

Issue details were as follows:

Instrument:	Subordinated Fixed Rate Notes issued under the Macquarie US$15 Billion Debt Instrument Programme	
Expected Issue rating:	S & P	A- (outlook stable)
	Moody's	A3 (outlook positive)
	Fitch	A (outlook stable)
Structure:	10 year non call 5 year Fixed Rate Note	
Amount:	GBP200 Million	
Maturity Date:	19 September 2016 (if not called prior to this date)	
Call Option:	Macquarie has the right to call the Notes on each interest payment date on or after 19 September 2011 (or at any time if certain tax or regulatory events occur). If not called, the Notes convert to Floating Rate. All calls are subject to prior APRA approval.	
Settlement Date:	19 September 2006	
Step-up:	50 basis points if not called on 19 September 2011	
Coupon:	5.50% p.a. payable semi annually	
Issue Price:	99.931%	
Withholding tax:	The Notes will be exempt from Australian withholding tax	

Listing:	Luxembourg Stock Exchange
Joint Lead Managers:	Barclays Capital Citigroup Global Markets Limited
Co-Manager:	Macquarie Bank Limited

For further information, please contact:

Craig Shapiro

Executive Director, Treasury

Macquarie Bank Limited

Tel: (02) 8232 3375

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE BANK

11 September 2006

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 31 July 2006, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 222,560 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 5,000 options exercisable at $29.50 each and expiring on 9 August 2006 (MBL0033);
- 1,668 options exercisable at $34.71 each and expiring on 28 August 2006 (MBL0037);
- 168,200 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);
- 4,168 options exercisable at $36.66 each and expiring on 24 September 2006 (MBL0048);
- 4,168 options exercisable at $35.95 each and expiring on 26 September 2006 (MBL0050);
- 11,668 options exercisable at $34.71 each and expiring on 28 September 2006 (MBL0052);
- 1,668 options exercisable at $35.93 each and expiring on 1 October 2006 (MBL0053);
- 1,668 options exercisable at $37.52 each and expiring on 9 October 2006 (MBL0057);
- 11,000 options exercisable at $37.75 each and expiring on 29 October 2006 (MBL0061);
- 4,168 options exercisable at $37.05 each and expiring on 30 October

2006 (MBL0062);

- 1,668 options exercisable at $36.85 each and expiring on 13 November 2006 (MBL0066);
- 5,000 options exercisable at $36.86 each and expiring on 14 November 2006 (MBL0067);
- 2,295 options exercisable at $37.58 each and expiring on 22 November 2006 (MBL0070);
- 12,500 options exercisable at $36.54 each and expiring on 13 March 2007 (MBL0079);
- 3,500 options exercisable at $36.67 each and expiring on 25 March 2007 (MBL0087);
- 4,168 options exercisable at $33.54 each and expiring on 4 July 2007 (MBL0107);
- 1,668 options exercisable at $33.19 each and expiring on 19 July 2007 (MBL0115);
- 477,529 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 73,461 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 21,738 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131);
- 6,666 options exercisable at $26.45 each and expiring on 15 October 2007 (MBL0133);
- 1,668 options exercisable at $31.28 each and expiring on 21 October 2007 (MBL0135);
- 5,867 options exercisable at $30.51 each and expiring on 20 November 2007 (MBL0140);
- 5,100 options exercisable at $30.51 each and expiring on 24 December 2007 (MBL0142);
- 1,666 options exercisable at $20.57 each and expiring on 6 February 2008 (MBL0152);
- 3,332 options exercisable at $21.23 each and expiring on 13 March 2008 (MBL0166);
- 21,666 options exercisable at $25.82 each and expiring on 14 March 2008 (MBL0167);
- 4,166 options exercisable at $24.20 each and expiring on 24 April 2008 (MBL0174);
- 1,666 options exercisable at $24.85 each and expiring on 7 May 2008 (MBL0177);
- 1,000 options exercisable at $24.93 each and expiring on 17 July 2008 (MBL0189);
- 1,666 options exercisable at $28.99 each and expiring on 20 August 2008 (MBL0196);
- 602,414 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 67,959 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207);
- 5,598 options exercisable at $28.74 each and expiring on 1 October 2008 (MBL0209);

- 4,166 options exercisable at $28.64 each and expiring on 13 October 2008 (MBL0215);
- 8,332 options exercisable at $24.28 each and expiring on 20 October 2008 (MBL0217);
- 1,666 options exercisable at $26.84 each and expiring on 1 September 2008 (MBL0227);
- 800 options exercisable at $36.71 each and expiring on 8 April 2009 (MBL0260);
- 5,527 options exercisable at $33.00 each and expiring on 24 May 2009 (MBL0263);
- 1,666 options exercisable at $33.84 each and expiring on 8 June 2009 (MBL0264);
- 1,666 options exercisable at $34.27 each and expiring on 22 June 2009 (MBL0265);
- 5,832 options exercisable at $33.58 each and expiring on 8 July 2009 (MBL0266);
- 255,320 options exercisable at $33.11 each and expiring on 22 July 2009 (MBL0267);
- 198,925 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 203,452 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 70,523 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271);
- 19,096 options exercisable at $35.28 each and expiring on 22 September 2009 (MBL0272);
- 5,831 options exercisable at $36.99 each and expiring on 8 October 2009 (MBL0273);
- 12,498 options exercisable at $39.64 each and expiring on 22 October 2009 (MBL0274);
- 3,066 options exercisable at $40.81 each and expiring on 8 November 2009 (MBL0275);
- 4,166 options exercisable at $41.72 each and expiring on 22 November 2009 (MBL0278);
- 5,632 options exercisable at $32.75 each and expiring on 22 November 2009 (MBL0279);
- 4,633 options exercisable at $44.88 each and expiring on 8 December 2009 (MBL0280);
- 700 options exercisable at $34.60 each and expiring on 8 December 2009 (MBL0281);
- 6,666 options exercisable at $32.75 each and expiring on 8 December 2009 (MBL0282);
- 5,832 options exercisable at $48.68 each and expiring on 24 January 2010 (MBL0286);
- 4,166 options exercisable at $32.26 each and expiring on 10 January 2010 (MBL0311); and
- 1,666 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0326).

As at 31 August 2006 the number of issued fully paid ordinary shares was 249,683,249.

During the period 1 August 2006 to 31 August 2006 (inclusive), the following new options have been issued:

- 10,289,237 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339);
- 26,500 options exercisable at $61.79 each and expiring on 8 August 2011 (MBL0340);
- 74,400 options exercisable at $60.99 each and expiring on 8 August 2011 (MBL0341);
- 20,480 options exercisable at $61.79 each and expiring on 22 August 2011 (MBL0342); and
- 92,000 options exercisable at $61.03 each and expiring on 22 August 2011 (MBL0343).

During the period 1 August 2006 to 31 August 2006 (inclusive), the following options have lapsed unexercised:

- 8,400 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 4,702 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207);
- 1,668 options exercisable at $28.74 each and expiring on 1 Ocober 2008 (MBL0209);
- 3,334 options exercisable at $36.71 each and expiring on 8 April 2009 (MBL0260);
- 3,334 options exercisable at $33.84 each and expiring on 8 June 2009 (MBL0264);
- 20,003 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 32,239 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 15,069 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271);
- 11,668 options exercisable at $35.28 each and expiring on 22 September 2009 (MBL0272);
- 1,800 options exercisable at $44.88 each and expiring on 8 December 2009 (MBL0280);
- 1,400 options exercisable at $34.60 each and expiring on 8 December 2009 (MBL0281);
- 8,334 options exercisable at $48.68 each and expiring on 24 January 2010 (MBL0286);
- 12,500 options exercisable at $49.51 each and expiring on 8 March 2010 (MBL0292);
- 73,390 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305);
- 7,820 options exercisable at $63.34 each and expiring on 10 October 2010 (MBL0316);

- 5,000 options exercisable at $70.56 each and expiring on 10 October 2010 (MBL0317);
- 8,000 options exercisable at $66.92 each and expiring on 8 November 2010 (MBL0319); and
- 18,750 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339).

The number of options on issue at 31 August 2006 was 36,645,560 all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

Listing of Macquarie Bank Limited Options

As at 31 August 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0070	29,614	$37.58	22/11/2006
MBL0072	1,668	$36.05	03/12/2006
MBL0075	3,300	$37.55	20/12/2006
MBL0077	5,000	$37.47	04/02/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0096	5,000	$35.22	05/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	1,668	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	1,668	$35.31	24/05/2007
MBL0105	1,668	$32.76	28/05/2007
MBL0106	1,668	$33.12	29/05/2007
MBL0107	10,834	$33.54	04/07/2007
MBL0109	8,500	$33.05	08/07/2007
MBL0111	1,668	$36.00	10/07/2007
MBL0117	1,668	$32.47	23/07/2007
MBL0118	1,926,013	$30.51	01/08/2007
MBL0120	5,000	$31.54	26/08/2007
MBL0121	1,668	$32.77	27/08/2007
MBL0122	1,668	$33.06	28/08/2007
MBL0124	239,411	$30.51	30/08/2007
MBL0125	1,700	$31.49	02/09/2007
MBL0128	5,000	$31.28	05/09/2007
MBL0129	6,668	$30.51	06/09/2007
MBL0131	71,410	$30.51	11/10/2007
MBL0132	1,668	$33.20	14/10/2007
MBL0133	6,668	$26.45	15/10/2007
MBL0136	1,668	$25.04	24/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0142	159,821	$30.51	24/12/2007
MBL0143	4,168	$27.18	27/12/2007
MBL0144	16,668	$31.54	30/12/2007
MBL0146	5,000	$26.45	02/01/2008
MBL0147	12,500	$31.56	03/01/2008
MBL0149	4,168	$21.66	03/02/2008
MBL0151	1,668	$23.48	24/01/2008
MBL0152	1,668	$20.57	06/02/2008
MBL0153	1,668	$20.44	10/02/2008
MBL0155	1,668	$23.03	12/02/2008
MBL0156	1,668	$20.50	13/02/2008

Listing of Macquarie Bank Limited Options

As at 31 August 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0158	1,668	$22.76	19/02/2008
MBL0161	2,334	$23.82	05/03/2008
MBL0162	1,000	$22.22	06/03/2008
MBL0163	1,668	$25.23	07/03/2008
MBL0166	1,668	$21.23	13/03/2008
MBL0167	10,834	$25.82	14/03/2008
MBL0169	7,334	$25.23	24/03/2008
MBL0170	10,834	$25.15	01/04/2008
MBL0171	8,334	$25.68	02/04/2008
MBL0173	1,668	$25.94	23/04/2008
MBL0174	4,168	$24.20	24/04/2008
MBL0176	12,500	$24.67	06/05/2008
MBL0177	1,668	$24.85	07/05/2008
MBL0178	3,334	$24.40	08/05/2008
MBL0179	1,668	$24.71	08/05/2008
MBL0181	8,334	$25.92	13/05/2008
MBL0182	13,017	$24.58	22/05/2008
MBL0183	3,334	$24.22	23/05/2008
MBL0184	3,334	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0187	3,334	$24.98	14/07/2008
MBL0188	1,668	$24.98	16/07/2008
MBL0189	4,168	$24.93	17/07/2008
MBL0190	1,668	$24.49	27/07/2008
MBL0191	1,668	$25.00	28/07/2008
MBL0192	1,668	$26.05	31/07/2008
MBL0193	4,166	$26.51	01/08/2008
MBL0194	5,000	$26.21	04/08/2008
MBL0195	401	$24.42	19/08/2008
MBL0196	1,668	$28.99	20/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0202	3,794,678	$28.74	28/08/2008
MBL0203	3,334	$29.46	16/09/2008
MBL0204	3,334	$29.46	15/09/2008
MBL0205	1,668	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	447,643	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	20,947	$28.74	01/10/2008
MBL0212	5,000	$29.46	02/10/2008
MBL0214	3,334	$29.11	09/10/2008

Listing of Macquarie Bank Limited Options

As at 31 August 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0215	4,168	$28.64	13/10/2008
MBL0216	21,667	$30.26	12/10/2008
MBL0217	4,168	$24.28	20/10/2008
MBL0218	3,334	$32.82	21/10/2008
MBL0219	3,334	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	22,000	$28.74	30/10/2008
MBL0223	3,334	$29.78	03/11/2008
MBL0224	12,500	$29.72	04/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	06/11/2008
MBL0227	1,668	$26.84	01/09/2008
MBL0228	12,500	$29.00	05/11/2008
MBL0229	8,334	$34.49	09/11/2008
MBL0231	3,334	$31.74	07/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	8,334	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	8,334	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	1,668	$24.53	03/12/2008
MBL0241	1,668	$21.66	11/12/2008
MBL0242	1,000	$28.74	16/12/2008
MBL0243	3,334	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	4,446	$24.85	22/12/2008
MBL0247	12,500	$34.78	08/01/2009
MBL0248	12,500	$34.78	08/01/2009
MBL0249	8,334	$33.95	22/01/2009
MBL0250	8,334	$28.96	02/02/2009
MBL0251	2,900	$30.51	01/08/2007
MBL0252	10,000	$33.45	09/02/2009
MBL0253	8,334	$33.45	09/02/2009
MBL0254	15,002	$33.45	09/02/2009
MBL0255	5,000	$32.48	09/02/2009
MBL0256	27,502	$33.76	08/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	3,400	$24.62	08/03/2009
MBL0259	3,334	$24.58	09/03/2009
MBL0260	35,866	$36.71	08/04/2009

Listing of Macquarie Bank Limited Options

As at 31 August 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0261	25,834	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	49,168	$33.00	24/05/2009
MBL0264	12,500	$33.84	08/06/2009
MBL0265	25,834	$34.27	22/06/2009
MBL0266	40,836	$33.58	08/07/2009
MBL0267	1,304,640	$33.11	22/07/2009
MBL0268	2,597,004	$32.75	09/08/2009
MBL0269	2,024,199	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	632,796	$34.60	08/09/2009
MBL0272	180,570	$35.28	22/09/2009
MBL0273	183,487	$36.99	08/10/2009
MBL0274	90,302	$39.64	22/10/2009
MBL0275	68,668	$40.81	08/11/2009
MBL0276	94,200	$32.75	08/11/2009
MBL0277	20,000	$33.11	08/11/2009
MBL0278	47,984	$41.72	22/11/2009
MBL0279	115,302	$32.75	22/11/2009
MBL0280	61,067	$44.88	08/12/2009
MBL0281	4,900	$34.60	08/12/2009
MBL0282	13,334	$32.75	08/12/2009
MBL0283	40,000	$45.15	22/12/2009
MBL0284	27,500	$46.97	10/01/2010
MBL0285	22,500	$47.28	10/01/2010
MBL0286	8,334	$48.68	24/01/2010
MBL0287	4,000	$48.61	24/01/2010
MBL0288	60,000	$49.31	08/02/2010
MBL0289	27,500	$49.47	08/02/2010
MBL0290	5,000	$46.97	10/01/2010
MBL0291	82,500	$49.16	22/02/2010
MBL0292	32,500	$49.51	08/03/2010
MBL0293	35,000	$49.57	22/03/2010
MBL0294	82,500	$47.82	08/04/2010
MBL0295	72,500	$45.14	22/04/2010
MBL0296	32,500	$49.31	08/04/2010
MBL0297	35,000	$45.89	09/05/2010
MBL0298	37,500	$49.18	23/05/2010
MBL0299	12,500	$47.82	23/05/2010
MBL0300	62,500	$54.24	08/06/2010
MBL0301	35,000	$58.02	22/06/2010

Listing of Macquarie Bank Limited Options

As at 31 August 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0302	12,500	$49.18	22/06/2010
MBL0303	88,000	$60.41	08/07/2010
MBL0304	37,500	$63.42	22/07/2010
MBL0305	8,863,078	$63.34	01/08/2010
MBL0306	32,500	$62.13	08/08/2010
MBL0307	40,680	$63.34	08/08/2010
MBL0308	77,500	$63.33	22/08/2010
MBL0309	115,000	$65.72	08/09/2010
MBL0310	10,060	$63.34	08/09/2010
MBL0311	8,334	$32.26	10/01/2010
MBL0312	5,000	$35.28	22/09/2009
MBL0313	35,500	$67.85	22/09/2010
MBL0314	680	$63.34	22/09/2010
MBL0315	5,000	$44.94	08/12/2009
MBL0316	13,000	$63.34	10/10/2010
MBL0317	69,500	$70.56	10/10/2010
MBL0318	52,000	$64.16	24/10/2010
MBL0319	65,000	$66.92	08/11/2010
MBL0320	61,500	$70.60	22/11/2010
MBL0321	73,500	$68.24	08/12/2010
MBL0322	25,000	$68.36	22/12/2010
MBL0323	32,500	$67.85	09/01/2011
MBL0324	65,000	$70.47	23/01/2011
MBL0325	119,000	$63.09	08/02/2011
MBL0326	3,334	$32.26	23/08/2009
MBL0327	36,000	$61.33	22/02/2011
MBL0328	61,000	$60.35	08/03/2011
MBL0329	27,000	$61.91	22/03/2011
MBL0330	91,900	$68.01	10/04/2011
MBL0331	43,000	$68.83	24/04/2011
MBL0332	5,000	$32.75	09/08/2009
MBL0333	95,000	$70.21	08/05/2011
MBL0334	19,000	$66.83	22/05/2011
MBL0335	28,000	$65.12	08/06/2011
MBL0336	79,000	$65.95	22/06/2011
MBL0337	21,310	$68.03	10/07/2011
MBL0338	42,000	$62.75	22/07/2011
MBL0339	10,270,487	$61.79	01/08/2011
MBL0340	26,500	$61.79	08/08/2011
MBL0341	74,400	$60.99	08/08/2011
MBL0342	20,480	$61.79	22/08/2011

Listing of Macquarie Bank Limited Options

As at 31 August 2006

MBL Code	Number	Exercise Price	Expiry Date
MBL0343	92,000	$61.03	22/08/2011
	36,645,560		